Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230743

PROSPECTUS

MARATHON PETROLEUM CORPORATION

Offers To Exchange

All of the outstanding restricted 5.375% Senior Notes Due 2022 Issued on October 2, 2018

For newly issued and registered 5.375% Senior Notes Due 2022

All of the outstanding restricted 4.750% Senior Notes Due 2023 Issued on October 2, 2018

For newly issued and registered 4.750% Senior Notes Due 2023

All of the outstanding restricted 5.125% Senior Notes Due 2024 Issued on October 2, 2018

For newly issued and registered 5.125% Senior Notes Due 2024

All of the outstanding restricted 5.125% Senior Notes Due 2026 Issued on October 2, 2018

For newly issued and registered 5.125% Senior Notes Due 2026

All of the outstanding restricted 3.800% Senior Notes Due 2028 Issued on October 2, 2018

For newly issued and registered 3.800% Senior Notes Due 2028

All of the outstanding restricted 4.500% Senior Notes Due 2048 Issued on October 2, 2018

For newly issued and registered 4.500% Senior Notes Due 2048

On October 2, 2018, we issued $336,814,000 aggregate principal amount of 5.375% Senior Notes due 2022, $613,986,000 aggregate principal amount of 4.750% Senior Notes due 2023, $241,273,000 aggregate principal amount of 5.125% Senior Notes due 2024, $718,894,000 aggregate principal amount of 5.125% Senior Notes due 2026, $496,464,000 aggregate principal amount of 3.800% Senior Notes due 2028 and $497,558,000 aggregate principal amount of 4.500% Senior Notes due 2048 in private placements. We refer to these outstanding Senior Notes collectively as the “Original Notes.” We are offering to exchange newly issued and registered senior notes, which we refer to as the “Exchange Notes,” for all of the issued and outstanding Original Notes.

The Exchange Notes will have substantially identical terms to the Original Notes, except that the Exchange Notes will be registered under the Securities Act of 1933, which we refer to as the “Securities Act,” and the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes will not apply to the Exchange Notes.

Each series of Exchange Notes will be part of the same corresponding series of the Original Notes and will be issued under the same base Indenture. The Exchange Notes will be exchanged for Original Notes of the corresponding series in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will not receive any proceeds from the issuance of Exchange Notes in the Exchange Offers.

The Exchange Offers expire at 5:00 p.m. New York City time on May 22, 2019, unless extended, which we refer to as the “Expiration Date.” You may withdraw tenders of Original Notes at any time prior to the expiration of the Exchange Offers.

We do not intend to list the Exchange Notes on any securities exchange or any automated quotation system.

You should carefully consider the risk factors beginning on page 6 of this prospectus before deciding whether to participate in the Exchange Offers.

Neither the Securities and Exchange Commission, which we refer to as the “SEC,” nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 22, 2019.

This prospectus may only be used where it is legal to make the Exchange Offers and by a broker-dealer for resales of Exchange Notes acquired in the Exchange Offers where it is legal to do so.

Rather than repeat certain information in this prospectus that we have already included in reports filed with the SEC, this prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to: Marathon Petroleum Corporation, 539 S. Main Street, Findlay Ohio 45840, Attention: Investor Relations, Telephone: (419) 421-2121. In order to receive timely delivery of any requested documents in advance of the Expiration Date, you should make your request no later than May 15, 2019, which is five full business days before you must make a decision regarding the Exchange Offers.

In making a decision regarding the Exchange Offers, you should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

None of Marathon Petroleum Corporation, the exchange agent or any affiliate of any of them makes any recommendation as to whether or not holders of Original Notes should exchange their Original Notes for Exchange Notes in response to the Exchange Offers.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or that the information incorporated by reference into this prospectus is accurate as of any date other than the date of the incorporated document. Neither the delivery of this prospectus nor any exchange made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, except as otherwise indicated, references to “Marathon Petroleum Corporation,” “MPC,” “we,” “us” and “our” refer to Marathon Petroleum Corporation and its consolidated subsidiaries. References to “Andeavor” refer to our wholly-owned subsidiary, Andeavor LLC (successor by merger to Andeavor), and its subsidiaries.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. By delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where the Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

DISCLOSURES REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated herein by reference, includes forward-looking statements. You can identify our forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “will,” “would” or other similar expressions that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus and the documents we have incorporated by reference.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to:

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the risk that the cost savings and any other synergies from our acquisition of Andeavor on October 1, 2018, which we refer to as the “Andeavor acquisition,” may not be fully realized or may take longer to realize than expected;

•	disruption from the Andeavor acquisition making it more difficult to maintain relationships with customers, employees or suppliers;

•	risks relating to any unforeseen liabilities of Andeavor;

•	the potential merger, consolidation or combination of MPLX LP, which we refer to as “MPLX,” with Andeavor Logistics LP, which we refer to as “ANDX”;

•	future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share;

•	the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks;

•	consumer demand for refined products;

•	our ability to manage disruptions in credit markets or changes to our credit rating;

•	future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses;

•	the success or timing of completion of ongoing or anticipated capital or maintenance projects;

•	the reliability of processing units and other equipment;

•	business strategies, growth opportunities and expected investments;

•	share repurchase authorizations, including the timing and amounts of any common stock repurchases;

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the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases or dividend increases, including within the expected timeframe;

•	the effect of restructuring or reorganization of business components;

•	the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows;

•	continued or further volatility in and/or degradation of general economic, market, industry or business conditions;

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compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the renewable fuel standard program and/or enforcement actions initiated thereunder; and

•	the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation.

i

We have based our forward-looking statements on our current expectations, estimates and projections about our industry and our business. We caution that these statements are not guarantees of future performance, and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate.

While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecasted in our forward-looking statements. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following:

•	volatility or degradation in general economic, market, industry or business conditions;

•	availability and pricing of domestic and foreign supplies of natural gas, natural gas liquids, which we refer to as “NGLs,” and crude oil and other feedstocks;

•	the ability of the members of the OPEC to agree on and to influence crude oil price and production controls;

•	availability and pricing of domestic and foreign supplies of refined products such as gasoline, diesel fuel, jet fuel, home heating oil and petrochemicals;

•	foreign imports and exports of crude oil, refined products, natural gas and NGLs;

•	refining industry overcapacity or under capacity;

•	changes in producer customers’ drilling plans or in volumes of throughput of crude oil, natural gas, NGLs, refined products or other hydrocarbon-based products;

•	changes in the cost or availability of third-party vessels, pipelines, railcars and other means of transportation for crude oil, natural gas, NGLs, feedstocks and refined products;

•	changes to our capital budget, expected construction costs and timing of projects;

•	the price, availability and acceptance of alternative fuels and alternative-fuel vehicles and laws mandating such fuels or vehicles;

•	fluctuations in consumer demand for refined products, natural gas and NGLs, including seasonal fluctuations;

•

political and economic conditions in nations that consume refined products, natural gas and NGLs, including the United States and in crude oil producing regions, including the Middle East, Africa, Canada and South America;

•

actions taken by our competitors, including pricing adjustments, expansion of retail activities, the expansion and retirement of refining capacity and the expansion and retirement of pipeline capacity, processing, fractionation and treating facilities in response to market conditions;

•	completion of pipeline projects within the United States;

•	changes in fuel and utility costs for our facilities;

•	failure to realize the benefits projected for capital projects, or cost overruns associated with such projects;

•	modifications to MPLX and ANDX earnings and distribution growth objectives;

•	the ability to successfully implement growth opportunities, including strategic initiatives and actions;

•	risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges;

•	the ability to realize the strategic benefits of joint venture opportunities;

•	accidents or other unscheduled shutdowns affecting our refineries, machinery, pipelines, processing, fractionation and treating facilities or equipment, or those of our suppliers or customers;

•	unusual weather conditions and natural disasters, which can unforeseeably affect the price or availability of crude oil and other feedstocks and refined products;

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acts of war, terrorism or civil unrest that could impair our ability to produce refined products, receive feedstocks or to gather, process, fractionate or transport crude oil, natural gas, NGLs or refined products;

•	state and federal environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the renewable fuel standard program;

•	adverse changes in laws including with respect to tax and regulatory matters;

•

rulings, judgments or settlements and related expenses in litigation or other legal, tax or regulatory matters, including unexpected environmental remediation costs, in excess of any reserves or insurance coverage;

•

political pressure and influence of environmental groups upon policies and decisions related to the production, gathering, refining, processing, fractionation, transportation and marketing of crude oil or other feedstocks, refined products, natural gas, NGLs or other hydrocarbon-based products;

•	labor and material shortages;

•	the maintenance of satisfactory relationships with labor unions and joint venture partners;

•	the ability and willingness of parties with whom we have material relationships to perform their obligations to us;

•	the market price of our common stock and its impact on our share repurchase authorizations;

•

changes in the credit ratings assigned to our debt securities and trade credit, changes in the availability of unsecured credit, changes affecting the credit markets generally and our ability to manage such changes;

•	capital market conditions and our ability to raise adequate capital to execute our business plan;

•	the costs, disruption and diversion of management’s attention associated with campaigns commenced by activist investors; and

•	the other factors described in Item 1A. Risk Factors of our most recent Annual Report on Form 10-K and subsequent filings made with the SEC that are incorporated by reference into this prospectus.

We do not undertake any obligation to update the forward-looking statements included or incorporated by reference in this prospectus, unless we are required by applicable securities laws to do so.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which we refer to as the “Exchange Act.” We file annual, quarterly and current reports and other information with the SEC. The SEC maintains an Internet site that contains information MPC has filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about MPC at our website at http://www.marathonpetroleum.com. We do not intend for information contained on our website to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding information deemed to be furnished and not filed with the SEC) (1) after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement and (2) after the date of this prospectus until the termination of the offering of securities pursuant to the Exchange Offers.

•	MPC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018;

•	MPC’s Current Reports on Form 8-K filed on March 18, 2019 and January 30, 2019;

•	Item 8 of Andeavor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (SEC File No. 001-03473);

•	Part 1, Item 1 of Andeavor’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018 (SEC File No. 001-03473); and

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The historical unaudited condensed consolidated financial statements of Andeavor for the nine months ended September 30, 2018, filed as an exhibit to the registration statement of which this prospectus forms a part.

We do not and will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K unless, and except to the extent, specified in such current reports.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning MPC at the following address:

Marathon Petroleum Corporation

539 S. Main Street

Findlay, Ohio 45840

Attention: Investor Relations

Telephone: (419) 421-2121

SUMMARY

This summary highlights information contained elsewhere in or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company, the Exchange Notes and the consolidated financial statements and the related notes incorporated by reference into this prospectus. You should also carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” in this prospectus before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Except as otherwise indicated or unless the context otherwise requires, the term “Notes” refers collectively to the Original Notes and the Exchange Notes.

Company

Marathon Petroleum Corporation has 131 years of experience in the energy business with roots tracing back to the formation of the Ohio Oil Company in 1887. We are a leading, integrated, downstream energy company headquartered in Findlay, Ohio. With the Andeavor acquisition (as described further below), we are the largest independent petroleum product refining, marketing, retail and midstream business in the United States. We operate the nation’s largest refining system with more than 3 million barrels per day of crude oil capacity across 16 refineries. MPC’s marketing system includes branded locations across the United States. We also own and operate retail convenience stores across the United States. MPC’s midstream operations are primarily conducted through MPLX and ANDX, which own and operate crude oil and light product transportation and logistics infrastructure as well as gathering, processing and fractionation assets. We own the general partner and majority limited partner interests in these two midstream companies.

Our common stock is traded on the New York Stock Exchange, which we refer to as “NYSE,” under the symbol “MPC.” Our principal executive offices are located at 539 S. Main Street, Findlay, Ohio 45840, and our telephone number at that location is (419) 421-2121.

On October 1, 2018, we completed the Andeavor acquisition pursuant to a merger agreement, dated as of April 29, 2018, as amended, among MPC, Andeavor and certain affiliates of MPC, which we refer to as the “merger agreement.” Pursuant to the merger agreement, Andeavor stockholders had the option to elect to receive 1.87 shares of MPC common stock or $152.27 in cash per share of Andeavor common stock cancelled in the Andeavor acquisition. The merger agreement included election proration provisions that resulted in approximately 22.9 million shares of Andeavor common stock being converted into cash consideration and the remaining 128.2 million shares of Andeavor common stock being converted into stock consideration. Andeavor stockholders received in the aggregate approximately 239.8 million shares of MPC common stock and approximately $3.5 billion in cash in the Andeavor acquisition.

At the time of the Andeavor acquisition, Andeavor had outstanding an aggregate principal amount of $3.375 billion in senior notes consisting of: $475 million aggregate principal amount of 5.375% senior notes due October 1, 2022; $850 million aggregate principal amount of 4.750% senior notes due December 15, 2023; $300 million aggregate principal amount of 5.125% senior notes due April 1, 2024; $750 million aggregate principal amount of 5.125% senior notes due December 15, 2026; $500 million aggregate principal amount of 3.800% senior notes due April 1, 2028; and $500 million aggregate principal amount of 4.500% senior notes due April 1, 2048, which we refer to collectively as the “Andeavor senior notes.” On October 2, 2018, we completed offers to exchange any and all outstanding Andeavor senior notes for (1) up to $3.375 billion aggregate principal amount of new notes issued by MPC having the same maturity and interest rates as the Andeavor senior notes and (2) cash of $1 for each $1,000 of principal amount exchanged. Approximately 86.1 percent, or approximately $2.905 billion, of the Andeavor senior notes were tendered and accepted in the Exchange Offers, and we issued the Original Notes pursuant to the Exchange Offers.

The Exchange Offers

The Exchange Offers	We are offering to exchange up to: (i) $336,814,000 aggregate principal amount of newly issued and registered 5.375% Senior Notes due 2022, which we refer to as the “Exchange 5.375% 2022 Senior Notes,” for an equal principal amount of our outstanding 5.375% Senior Notes due 2022, which we refer to as the “Original 2022 5.375% Senior Notes”; (ii) $613,986,000 aggregate principal amount of newly issued and registered 4.750% Senior Notes due 2023, which we refer to as the “Exchange 4.750% 2023 Senior Notes,” for an equal principal amount of our outstanding 4.750% Senior Notes due 2023, which we refer to as the “Original 4.750% 2023 Senior Notes”; (iii) $241,273,000 aggregate principal amount of newly issued and registered 5.125% Senior Notes due 2024, which we refer to as the “Exchange 5.125% 2024 Senior Notes,” for an equal principal amount of our outstanding 5.125% Senior Notes due 2024, which we refer to as the “Original 5.125% 2024 Senior Notes”; (iv) $718,894,000 aggregate principal amount of newly issued and registered 5.125% Senior Notes due 2026, which we refer to as the “Exchange 5.125% 2026 Senior Notes,” for an equal principal amount of our outstanding 5.125% Senior Notes due 2026, which we refer to as the “Original 5.125% 2026 Senior Notes”; (v) $496,464,000 aggregate principal amount of newly issued and registered 3.800% Senior Notes due 2028, which we refer to as the “Exchange 3.800% 2028 Senior Notes,” for an equal principal amount of our outstanding 3.800% Senior Notes due 2028, which we refer to as the “Original 3.800% 2028 Senior Notes”; and (vi) $497,558,000 aggregate principal amount of newly issued and registered 4.500% Senior Notes due 2048, which we refer to as the “Exchange 4.500% 2048 Senior Notes,” for an equal principal amount of our outstanding 4.500% Senior Notes due 2048, which we refer to as the “Original 4.500% 2048 Senior Notes.” The terms of each series of Exchange Notes are identical to those of the corresponding series of Original Notes in all material respects, except that the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes will not apply to the Exchange Notes. Each series of Exchange Notes will be of the same class as the corresponding series of outstanding Original Notes. Holders of Original Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offers.

Purpose of Exchange Offers	The Exchange Notes are being offered to satisfy our obligations under the registration rights agreement entered into at the time we issued and sold the Original Notes, which we refer to as the “registration rights agreement.” Subject to limited exceptions, after the Exchange Offers are complete, you will not have any further rights under the registration rights agreement, including any right to require us to register any of the Original Notes that you do not exchange or to pay you the additional interest we agreed to pay to holders of Original Notes if we failed to timely complete the Exchange Offers.

Expiration Date; Withdrawal of Tenders; Return of Original Notes Not Accepted for Exchange	The Exchange Offers will expire at 5:00 p.m., New York City time, on May 22, 2019, or on a later date and time to which we extend it. We refer to such time and date as the “Expiration Date.” Tenders of Original Notes in the Exchange Offers may be withdrawn at any time prior to the Expiration Date. We will exchange the Exchange Notes for validly tendered Original Notes promptly following the Expiration Date. We refer to such date of exchange as the Exchange Date. Any Original Notes that are not accepted for exchange for any reason will be returned by us, at our expense, to the tendering holder promptly after the expiration or termination of the Exchange Offers.

Procedures for Tendering Original Notes	Each holder of Original Notes wishing to participate in the Exchange Offers must follow procedures of DTC’s Automated Tender Offer Program, or “ATOP,” subject to the terms and procedures of that program. The ATOP procedures require that the exchange agent receive, prior to the Expiration Date, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirm that DTC has received instructions to exchange your Original Notes. See “The Exchange Offers—Procedures for Tendering.”

Consequences of Failure to Exchange the Original Notes	You will continue to hold Original Notes, which will remain subject to their existing transfer restrictions, if you do not validly tender your Original Notes or you tender your Original Notes and they are not accepted for exchange. With some limited exceptions, we will have no obligation to register the Original Notes after we consummate the Exchange Offers. See “The Exchange Offers—Terms of the Exchange Offers” and “The Exchange Offers—Consequences of Failure To Exchange.”

Conditions to the Exchange Offers	The Exchange Offers are not conditioned upon any minimum aggregate principal amount of Original Notes of either series being tendered or accepted for exchange. The Exchange Offers are subject to customary conditions, which may be waived by us in our discretion. We currently expect that all of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offers—Conditions to the Exchange Offers.”

Exchange Agent	The Bank of New York Mellon Trust Company, N.A.

United States Federal Income Tax Considerations	Your exchange of an Original Note for an Exchange Note of the corresponding series will not constitute a taxable exchange. The exchange will not result in taxable income, gain or loss being recognized by you or by us. Immediately after the exchange, you will have the same adjusted basis and holding period in each Exchange Note received as you had immediately prior to the exchange in the corresponding Original Note surrendered. See “U.S. Federal Income Tax Considerations.”

Risk Factors	You should consider carefully the risk factors beginning on page 6 of this prospectus before deciding whether to participate in the Exchange Offers.

The Exchange Notes

The following is a brief summary of the principal terms of the Exchange Notes. The terms of each series of Exchange Notes are identical in all material respects to those of the corresponding series of Original Notes except that the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes will not apply to the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete description of the terms of the Exchange Notes, see “Description of Exchange Notes.”

Issuer	Marathon Petroleum Corporation, a Delaware corporation

Securities Offered	Up to $2,904,989,000 aggregate principal amount of Exchange Notes, consisting of up to $336,814,000 aggregate principal amount of Exchange 5.375% Senior Notes due 2022, $613,986,000 aggregate principal amount of Exchange 4.750% Senior Notes due 2023, $241,273,000 aggregate principal amount of Exchange 5.125% Senior Notes due 2024, $718,894,000 aggregate principal amount of Exchange 5.125% Senior Notes due 2026, $496,464,000 aggregate principal amount of Exchange 3.800% Senior Notes due 2028 and $497,558,000 aggregate principal amount of Exchange 4.500% Senior Notes due 2048. The Exchange Notes offered hereby will be of the same class as the Original Notes.

Maturity Dates	The Exchange 5.375% 2022 Senior Notes will mature on October 1, 2022. The Exchange 4.750% 2023 Senior Notes will mature on December 15, 2023. The Exchange 5.125% 2024 Senior Notes will mature on April 1, 2024. The Exchange 5.125% 2026 Senior Notes will mature on December 15, 2026. The Exchange 3.800% 2028 Senior Notes will mature on April 1, 2028. The Exchange 4.500% 2048 Senior Notes will mature on April 1, 2048.

Interest Payment Dates	We will pay interest on the Exchange 5.375% 2022 Senior Notes on April 1 and October 1 of each year, commencing on October 1, 2019. We will pay interest on the Exchange 4.750% 2023 Senior Notes on June 15 and December 15 of each year, commencing on June 15, 2019 (if the Settlement Date occurs before that date and otherwise on December 15, 2019). We will pay interest on the Exchange 5.125% 2024 Senior Notes on April 1 and October 1 of each year, commencing on October 1, 2019. We will pay interest on the Exchange 5.125% 2026 Senior Notes on June 15 and December 15 of each year, commencing on June 15, 2019 (if the Settlement Date occurs before that date and otherwise on December 15, 2019). We will pay interest on the Exchange 3.800% 2028 Senior Notes on April 1 and October 1 of each year, commencing on October 1, 2019. We will pay interest on the Exchange 4.500% 2048 Senior Notes on April 1 and October 1 of each year, commencing on October 1, 2019.

Interest Rates	The Exchange 5.375% 2022 Senior Notes will bear interest at 5.375% per year. The Exchange 4.750% 2023 Senior Notes will bear interest at 4.750% per year. The Exchange 5.125% 2024 Senior Notes will bear interest at 5.125% per year. The Exchange 5.125% 2026 Senior Notes will bear interest at 5.125% per year. The Exchange 3.800% 2028 Senior Notes will bear interest at 3.800% per year. The Exchange 4.500% 2048 Senior Notes will bear interest at 4.500% per year.

Optional Redemption	We may redeem the Exchange Notes of any series, in whole or in part, at any time and from time to time at the applicable redemption price described herein under the caption “Description of the Exchange Notes—Optional Redemption.”

Certain Covenants	The Indenture (as defined herein) governing the Exchange Notes contains covenants that, among other things, limit our ability and the ability of our subsidiaries to create or permit to exist mortgages and other liens and enter into sale and leaseback transactions with respect to principal properties. See “Description of the Exchange Notes—Certain Covenants.”

Ranking	The Exchange Notes will be our senior unsecured obligations, will rank equally with all our other senior unsecured debt, including all other unsubordinated notes issued under the Indenture, from time to time outstanding, and will be structurally subordinated to the secured and unsecured debt of our subsidiaries, including senior notes issued by Andeavor, that remain outstanding and senior notes and other indebtedness of MPLX and ANDX.

The Exchange Notes will be exclusively MPC’s obligations, and not the obligations of any of MPC’s subsidiaries. Our rights and the rights of any holder of the Exchange Notes (or other of our creditors) to participate in the assets of any subsidiary upon that subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary. See “Description of the Exchange Notes—Ranking.”

Form and Denomination	The Exchange Notes of each series will be issued in fully registered form in denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

DTC Eligibility	The Exchange Notes of each series will be represented by global certificates deposited with, or on behalf of, DTC or its nominee. See “Description of the Exchange Notes—Book-Entry; Delivery and Form.”

Same Day Settlement	Beneficial interests in the Exchange Notes will trade in DTC’s same-day funds settlement system until maturity. Therefore, secondary market trading activity in such interests will be settled in immediately available funds.

No Listing of the Exchange Notes	We do not intend to apply for a listing of the Exchange Notes on any securities exchange or automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes.

Governing Law	The Exchange Notes and the Indenture will be governed by the laws of the State of New York.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Notes. See “Use of Proceeds.”

Trustee, Registrar and Paying Agent	The Bank of New York Mellon Trust Company, N.A.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors that should be carefully considered by holders of Original Notes before tendering their Original Notes in the Exchange Offers in exchange for the Exchange Notes.

RISK FACTORS

The terms of each series of Exchange Notes are identical in all material respects to those of the corresponding series of Original Notes, except that the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes will not apply to the Exchange Notes. Before making a decision regarding the Exchange Offers, you should carefully consider the risks described below and all of the information contained or incorporated by reference into this prospectus, including the information in Part I, Item 1A, “Risk Factors,” in our most recent Annual Report on Form 10-K and subsequent filings made with the SEC and incorporated by reference in this prospectus, before making an investment decision. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment. See “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to the Exchange Offers

If you fail to exchange your Original Notes, they will continue to be restricted securities and will likely become less liquid.

Original Notes that you do not tender, or we do not accept, will, following the Exchange Offers, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue Exchange Notes in exchange for Original Notes of the corresponding series pursuant to the Exchange Offers only following the satisfaction of the procedures and conditions set forth in “The Exchange Offers—Procedures for Tendering” and “The Exchange Offers—Conditions to the Exchange Offers.” These procedures and conditions include timely receipt by the exchange agent of a confirmation of book-entry transfer of the Original Notes being tendered and an agent’s message from DTC.

Because we anticipate that all or substantially all holders of Original Notes will elect to exchange their Original Notes in these Exchange Offers, we expect that the market for any Original Notes remaining after the completion of the Exchange Offers will be substantially limited. Any Original Notes tendered and exchanged in the Exchange Offers will reduce the aggregate principal amount of the Original Notes of the applicable series outstanding. If you do not tender your Original Notes following the Exchange Offers, you generally will not have any further registration rights, and your Original Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Original Notes of each series is likely to be adversely affected.

You must follow the appropriate procedures to tender your Original Notes or they will not be exchanged.

The Exchange Notes will be issued in exchange for the Original Notes only after timely receipt by the exchange agent of the Original Notes or a book-entry confirmation related thereto, an agent’s message and all other required documentation. If you want to tender your Original Notes in exchange for Exchange Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of Original Notes for exchange. Original Notes that are not tendered or are tendered but not accepted will, following the Exchange Offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the Original Notes in the Exchange Offer to participate in a distribution of the Exchange Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offers” and “Plan of Distribution” later in this prospectus.

The Exchange Offers may not be consummated.

Each of the Exchange Offers is subject to customary conditions set forth in “The Exchange Offers—Conditions to the Exchange Offers” later in this prospectus. These conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the Exchange Offers regardless of the circumstances, including any action or inaction by us, giving rise to the condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. We reserve the right, notwithstanding the satisfaction of these conditions, to terminate or amend the Exchange Offers. In addition, we will not accept for exchange any Original Notes tendered, and no Exchange Notes will be issued in exchange for any Original Notes, if at such time, any stop order has been issued or is threatened with respect to the registration statement of which this prospectus forms a part, or with respect to the qualification of the Indenture, under which the Original Notes were issued under the Trust Indenture Act of 1939, as amended, which we refer to as the “Trust Indenture Act.”

Risks Relating to the Exchange Notes

Our existing and future debt may limit cash flow available to invest in the ongoing needs of our business and could prevent us from fulfilling our obligations under our outstanding debt, as well as the Exchange Notes.

We have substantial existing debt. As of December 31, 2018, our total debt, on a consolidated basis, was $27.980 billion.    We also have the capacity under our credit facilities, and we will have the capacity under the indenture governing the Exchange Notes, to incur substantial additional debt. Our level of debt could have important consequences. For example, it could:

•	make it more difficult for us to make payments on our debt;

•

require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;

•	increase our vulnerability to adverse economic or industry conditions;

•	limit our ability to obtain additional financing to enable us to react to changes in our business; or

•	place us at a competitive disadvantage compared to businesses in our industry that have less debt.

Additionally, any failure to meet required payments on our debt, or failure to comply with any covenants in the instruments governing our debt, could result in an event of default under the terms of those instruments. In the event of such default, the holders of such debt could elect to declare all the amounts outstanding under such instruments to be due and payable.

Changes in our credit ratings may adversely affect the value of the Exchange Notes.

The ratings assigned to the notes could be lowered, suspended or withdrawn entirely by the rating agencies if, in each rating agency’s judgment, circumstances warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value of the Exchange Notes.

The Indenture does not restrict the amount of additional debt that we and our subsidiaries may incur and the credit facility permits us and our subsidiaries to incur substantial additional unsecured debt.

The Indenture does not place any limitation on the amount of unsecured debt that we may incur and our credit facilities permits us and our subsidiaries to incur substantial additional unsecured debt. Our incurrence of additional debt, and the incurrence of additional debt by any of our subsidiaries, may have important consequences for you as a holder of the Exchange Notes, including making it more difficult for us to satisfy our obligations with respect to the Exchange Notes, a loss in the market value of your notes and a risk that the credit rating of the notes is lowered or withdrawn.

MPC is a holding company and depends on dividends and other distributions from its subsidiaries.

MPC is a holding company with limited direct operations. Its principal assets are the equity interests that it holds in its subsidiaries. As a result, MPC depends on dividends and other distributions from its subsidiaries, including Andeavor, MPLX and ANDX, to generate the funds necessary to meet its financial obligations, including the payment of principal and interest on its outstanding indebtedness. Its subsidiaries are legally distinct from MPC and have no obligation to pay amounts due on its indebtedness or to make funds available for such payment. In addition, MPC’s subsidiaries will be permitted under the terms of the Indenture to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or distributions or the making of loans by such subsidiaries to MPC. In addition, the Exchange Notes will be structurally subordinated to all of the indebtedness of our subsidiaries, including Andeavor, MPLX and ANDX. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the Exchange Notes when due.

Neither MPC nor any of its subsidiaries has any property that has been determined to be a principal property under the Indenture.

The Indenture includes covenants that, among other things, limit our ability and the ability of our subsidiaries to create or permit to exist mortgages and other liens and enter into sale and leaseback transactions with respect to principal properties. However, as of the date of this prospectus, neither MPC nor any of its subsidiaries has any property that our Board of Directors has determined to be a principal property under the Indenture.

An increase in market interest rates could result in a decrease in the value of the Exchange Notes.

In general, as market interest rates rise, notes bearing interest at a fixed rate decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase the Exchange Notes and market interest rates increase, the market values of the Exchange Notes may decline. We cannot predict the future level of market interest rates.

Active trading markets for the Exchange Notes may not develop.

The Exchange Notes are new issues of securities with no established trading market. We do not intend to apply for listing of the Exchange Notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the Exchange Notes of any series will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the Exchange Notes. Further, there can be no assurance as to the liquidity of any market that may develop for the Exchange Notes, your ability to sell such notes or the price at which you will be able to sell the Exchange Notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the Exchange Notes and the markets for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	the time remaining to the maturity of the Exchange Notes;

•	the outstanding amount of the Exchange Notes;

•	the terms related to optional redemption of the Exchange Notes; and

•	the level, direction and volatility of market interest rates generally.

In addition, if you do participate in the Exchange Offers for the purpose of participating in the distribution of the Exchange Notes, you must comply with the registration and prospectus delivery requirements of the Securities Act for any resale transaction. Each broker-dealer who holds Original Notes for its own account due to market-making or other trading activities and who receives Exchange Notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes.

We may choose to redeem any series of the Exchange Notes prior to maturity.

We may redeem some or all of the Exchange Notes of any series at any time. See “Description of the Exchange Notes—Optional Redemption.” If prevailing interest rates are lower at the time of redemption, you may not be able to reinvest the redemption proceeds in a comparable security at an interest rate as high as the interest rate of the Notes being redeemed.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED STATEMENTS OF INCOME

On April 29, 2018, MPC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Andeavor, Mahi Inc., a Delaware corporation and wholly-owned subsidiary of MPC (“Merger Sub 1”), and Mahi LLC, a Delaware limited liability company and wholly-owned subsidiary of MPC (“Merger Sub 2”), pursuant to which Merger Sub 1 merged with and into Andeavor, with Andeavor surviving as a wholly-owned subsidiary of MPC (such merger, the “First Merger”), and immediately after the consummation of the First Merger, Andeavor merged with and into Merger Sub 2 with Merger Sub 2 surviving as a wholly-owned subsidiary of MPC (such merger, the “Second Merger” and together with the First Merger, the “Merger”). The Merger was completed on October 1, 2018.

Subject to the terms and conditions set forth in the Merger Agreement, upon consummation of the First Merger, each share of Andeavor stock issued and outstanding immediately prior to the effective time of the First Merger (excluding shares owned by Andeavor or any direct or indirect wholly owned subsidiary of Andeavor) was converted into, at the election of the holder of such share, either (a) $152.27 in cash or (b) 1.87 shares of MPC common stock.

The Merger Agreement included election proration provisions that resulted in a consideration mix of approximately 85 percent stock and 15 percent cash by requiring approximately 22.9 million shares of Andeavor common stock to be converted into the cash consideration and the remaining shares of Andeavor common stock to be converted into shares of MPC common stock. The aggregate cash consideration was approximately $3.5 billion.

The unaudited pro forma condensed consolidated combined statements of income, referred to throughout as “unaudited pro forma statements of income,” were prepared using the acquisition method of accounting for the Merger with MPC considered the accounting acquirer of Andeavor. Under the acquisition method of accounting, the purchase price was allocated to the underlying Andeavor assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.

The unaudited pro forma statements of income have been prepared to give effect to the Merger as if it had been consummated on January 1, 2018.

Assumptions and estimates underlying the adjustments to the unaudited pro forma statements of income are described in the accompanying notes. Pro forma adjustments are included only to the extent they are (i) directly attributable to the Merger, (ii) factually supportable and (iii) expected to have a continuing impact on the consolidated results. The unaudited pro forma statements of income have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Merger occurred on the dates indicated. Management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Merger. Further, the unaudited pro forma statements of income do not purport to project the future operating results or financial position of the combined company following the Merger.

The unaudited pro forma statements of income, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the anticipated benefits from opportunities to earn additional revenues, cost savings from operating efficiencies or synergies (or associated costs or capital expenditures required to achieve such additional revenue, savings or synergies), the impact of restructuring, or other factors that may result as a consequence of the Merger and, accordingly, do not attempt to predict or suggest future results. Specifically, the unaudited pro forma statements of income exclude projected synergies expected to be achieved as a result of the Merger, nor do they include any associated costs or capital expenditures that may be required to achieve the identified synergies.

The unaudited pro forma statements of income also exclude the effects of one-time transaction costs associated with the Merger. However, such costs could affect the combined company following the Merger in the period the costs are incurred by the combined company. Further, the unaudited pro forma statements of income do not reflect the effect of any regulatory actions that may impact the results of the combined company following the Merger.

The unaudited pro forma statements of income have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma statements of income;

•	the historical audited consolidated financial statements of MPC, included in MPC’s Annual Report on Form 10-K for the year ended December 31, 2018 and incorporated by reference into this prospectus;

•

the historical unaudited consolidated financial statements of Andeavor, included in Andeavor’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2018 and June 30, 2018 and incorporated by reference into this prospectus;

•

the historical unaudited condensed consolidated financial statements of Andeavor for the nine months ended September 30, 2018, filed as an exhibit to the registration statement of which this prospectus forms a part and incorporated by reference into this prospectus; and

•	other information relating to MPC and Andeavor contained in or incorporated by reference into this prospectus. See the sections entitled “Where You Can Find More Information.”

Marathon Petroleum Corporation

Unaudited Pro Forma Condensed Consolidated Combined Statements of Income

Twelve Months Ended December 31, 2018

	Historical			Pro Forma
	Nine Months Ended September 30, 2018		Three Months Ended December 31, 2018
(in millions, except per share data)	Legacy MPC[1]	Legacy Andeavor[2]	MPC	Adjustments	Notes		MPC Combined
Revenues and other income:
Sales and other operating revenues	$63,599	$35,140	$32,151	$276	(a	)	$131,166
Sales to related parties	572	1	182	—			755
Income (loss) from equity method investments	262	39	111	—			412
Net gain (loss) on disposal of assets	6	(4)	17	—			19
Other income	122	(8)	80	54	(b	)	248

Total revenues and other income	64,561	35,168	32,541	330			132,600

Costs and expenses:
Cost of revenues (excludes items below)	57,344	31,461	28,112	(8)	(c	)	116,909
Purchases from related parties	428	85	182	—			695
Depreciation & amortization	1,616	868	874	50	(d	)	3,408
Selling, general and administrative expenses	1,271	643	1,147	(197)	(e	)	2,864
Other taxes	348	210	209	—			767

Total costs and expenses	61,007	33,267	30,524	(155)			124,643

Income from operations	3,554	1,901	2,017	485			7,957
Net interest and other financial costs	618	296	385	(1)	(f	)	1,298

Income before income taxes	2,936	1,605	1,632	484			6,657
Provision for income taxes	525	361	437	114	(g	)	1,437

Net income	2,411	1,244	1,195	370			5,220
Less net income attributable to:
Redeemable noncontrolling interest	55	—	20	—			75
Noncontrolling interests	527	203	224	—			954

Net income attributable to MPC	$1,829	$1,041	$951	$370			$4,191

Per Share Data
Basic:
Net income attributable to MPC per share							$6.00
Weighted average shares outstanding					(h	)	698
Diluted:
Net income attributable to MPC per share							$5.91
Weighted average shares outstanding					(h	)	709

See Notes to Unaudited Pro Forma Financial Statements.

[1]	As presented in MPC’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2018
[2]	Refer to Note 2 for reconciliation to Andeavor’s historical as reported presentation

NOTE 1 —PRO FORMA ADJUSTMENTS

Condensed Consolidated Combined Statements of Income

(a)

The adjustments to sales and other operating revenues are to i) conform accounting policies for motor fuel excise tax imposed on intersegment purchases and subsequent retail sales of light product by presenting these excise taxes on a gross basis for the year ended December 31, 2018 and ii) eliminate transactions between MPC and Andeavor for purchases and sales of crude oil, refined products and certain merchandise. Refer to the following table for the adjustments:

Year Ended
December 31, 2018
Conform motor fuel excise tax accounting policy	566
Eliminate transactions between MPC and Andeavor	(290)

Net Pro Forma Adjustment	276

(b)

The adjustment conforms accounting policies for the presentation of gains on the sale of renewable fuel identification numbers (“RINs”) by reclassifying $54 million of Andeavor gains on the sale of RINs to Other income for the year ended December 31, 2018 (refer to note (c) for further details).

(c)

The adjustments to cost of revenues are to i) conform accounting policies for motor fuel excise tax imposed on intersegment purchases and subsequent retail sales of light product by presenting these excise taxes on a gross basis; ii) eliminate transactions between MPC and Andeavor for purchases and sales of crude oil, refined products and certain merchandise; iii) conform Andeavor’s accounting for turnaround and major maintenance activities to MPC’s policy; iv) to conform Andeavor’s accounting for RINs to MPC’s policy (refer to note (b) for further details); and v) reflects adjustment of inventory purchase accounting related costs, which are non-recurring. Refer to the following table for the adjustments:

Year Ended
December 31, 2018
Conform motor fuel excise tax accounting policy	566
Eliminate transactions between MPC and Andeavor	(290)
Conform turnaround and major maintenance activities accounting policy	421
To conform to MPC’s presentation of gain on sales of RINs	54
Purchase accounting related inventory charge	(759)

Net Pro Forma Adjustment	(8)

(d)

Adjustments to depreciation and amortization reflect i) the elimination of depreciation recorded by Andeavor for deferred costs for planned turnaround and major maintenance activities to conform accounting policies; ii) incremental depreciation expense resulting from the recognition of the fair value for property, plant and equipment; and iii) conform accounting policies on useful lives. Refer to the following table for the adjustments:

Year Ended
December 31, 2018
Conform turnaround and major maintenance activities accounting policy	(237)
Depreciation and amortization of purchase price adjustments and conform useful life accounting policy	287

Net Pro Forma Adjustment	50

(e)	The adjustment eliminates the $197 million of transaction cost incurred by MPC in connection with its Andeavor acquisition for the year ended December 31, 2018.

(f)

Adjustment to interest expense to reflect the following: i) reverse the amortization of Andeavor’s historical debt issuance cost and original issue discounts; ii) amortize the fair value adjustments over the weighted average remaining term of Andeavor’s and Western Refining’s outstanding debt, respectively; and iii) additional interest expense for the debt refinancing related to Andeavor’s acquisition of Western Refining.

(g)	To record the tax effect on pro forma adjustments at the statutory rate of 23.5% for the year ended December 31, 2018. The goodwill recorded in connection with the merger is not tax deductible.

(h)	Pro forma weighted average shares assumes the 240 million share issuance in connection with the acquisition occurred as of January 1, 2018.

NOTE 2 —Andeavor Historical Financial Statement Presentation

The historical financial statement information of Andeavor was derived from its unaudited condensed consolidated financial statements for the nine months ended September 30, 2018. The following reclassifications to the historical Andeavor financial statement presentation have been made to align the presentation of Andeavor’s financial statement amounts with MPC’s financial statement amounts in the accompanying unaudited pro forma financial statements:

Unaudited Condensed Consolidated Statement of Income

For the Nine Months Ended September 30, 2018:

	Historical	Reclassifications to	Historical Andeavor
(in millions, except per share data)	Andeavor	MPC Presentation	as presented
Revenues and other income:
Sales and other operating revenues		$35,140	$35,140
Revenues	$34,998	(34,998)	—
Sales to related parties	—	1	1
Income from equity method investments	—	39	39
Net gain (loss) on disposal of assets	(4)	—	(4)
Other income	—	(8)	(8)

Total revenues and other income	34,994	174	35,168

Costs and expenses:
Cost of revenues (excludes items below)	—	31,461	31,461
Cost of materials and other (excluding items shown separately below)	28,891	(28,891)	—
Operating expenses (excluding depreciation and amortization)	2,832	(2,832)	—
Purchases from related parties	—	85	85
Depreciation & amortization	868	—	868
Selling, general and administrative expenses	533	110	643
Other taxes	—	210	210

Total costs and expenses	33,124	143	33,267

Income from operations	1,870	31	1,901
Net interest and other financial costs	(316)	(20)	(296)
Equity in earnings of equity method investments	39	(39)	—
Other income, net	12	(12)	—

Income before income taxes	1,605	—	1,605
Provision (benefit) for income taxes	361	—	361

Net income	1,244	—	1,244
Less net income attributable to:	—
Redeemable noncontrolling interest	—	—	—
Noncontrolling interests	203	—	203

Net income attributable to Andeavor	$1,041	$—	$1,041

USE OF PROCEEDS

The Exchange Offers are intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive, in exchange, an equal principal amount of the corresponding series of Original Notes. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cannot be reissued.

DESCRIPTION OF OTHER INDEBTEDNESS

MPC Revolving Credit Facilities

We have a five-year $5 billion revolving credit facility and a $1 billion 364-day revolving facility, which we refer to together as the “MPC credit facilities,” that became effective upon the closing of the Andeavor acquisition.

The five-year revolving credit facility includes letter of credit issuing capacity of up to $3.0 billion (with approximately $2.2 billion initially committed) and swingline loan capacity of up to $250 million. We may increase our borrowing capacity under the five-year revolving credit facility by up to an additional $1 billion, subject to certain conditions including the consent of the lenders whose commitments would be increased. In addition, the maturity date of the five-year credit facility may be extended for up to two additional one-year periods subject to the approval of lenders holding a majority of the commitments then outstanding, provided that the commitments of any non-consenting lenders will be terminated on the then-effective maturity date.

Borrowings under the MPC credit facilities bear interest at either a LIBOR based rate plus a margin or an alternate base rate plus a margin at our election. We are charged various fees and expenses in connection with the MPC credit facilities, including administrative agent fees, commitment fees on the unused portion of our borrowing capacity and fees related to issued and outstanding letters of credit. The applicable interest rates and commitment fees payable under the MPC credit facilities fluctuate, from time-to-time, based on MPC’s credit ratings.

The MPC credit facilities contain certain representations and warranties, affirmative and restrictive covenants and events of default that we consider to be usual and customary for arrangements of this type and nature, including a financial covenant that requires us to maintain a ratio of consolidated net debt to total capitalization of no greater than 0.65 to 1.00 as of the last day of each fiscal quarter.

As of December 31, 2018, there were no borrowings and $32 million of letters of credit outstanding under the MPC credit facilities.

Trade Receivables Securitization Facility

On December 18, 2013, we entered into a three-year, $1.3 billion trade receivables securitization facility, which we refer to as the “trade receivables facility,” with a group of financial institutions that act as committed purchasers, conduit purchasers, letter of credit issuers and managing agents under the trade receivables facility. On July 20, 2016, we amended our trade receivables securitization facility to, among other things, reduce the capacity to $750 million and extend the maturity date to July 19, 2019.

The trade receivables facility consists of one of our wholly-owned subsidiaries, Marathon Petroleum Company LP, which we refer to as “MPC LP,” selling or contributing on an on-going basis all of its trade receivables (including trade receivables acquired from Marathon Petroleum Trading Canada LLC, a wholly-owned subsidiary of MPC LP), together with all related security and interests in the proceeds thereof, without recourse, to another wholly-owned, bankruptcy-remote special purpose subsidiary, MPC Trade Receivables Company LLC, which we refer to as “TRC,” in exchange for a combination of cash, equity or a subordinated note issued by TRC to MPC LP. TRC, in turn, has the ability to finance its purchase of the receivables from MPC LP by selling undivided ownership interests in qualifying trade receivables, together with all related security and interests in the proceeds thereof, without recourse, to the purchasing group in exchange for cash proceeds. The trade receivables facility also provides for the issuance of letters of credit of up to $750 million, subject to the aggregate credit exposure of the purchasing group, including outstanding letters of credit, not exceeding $750 million at any one time.

To the extent that TRC retains an ownership interest in the receivables it has purchased or received from MPC LP, such interest will be included in our consolidated financial statements solely as a result of the consolidation of the financial statements of TRC with those of MPC. The receivables sold or contributed to TRC are available first and foremost to satisfy claims of the creditors of TRC and are not available to satisfy the claims of creditors of MPC. TRC has granted a security interest in all of its assets to the purchasing group to secure its obligations under the trade receivables facility.

Proceeds from the sale of undivided percentage ownership interests in qualifying receivables under the trade receivables facility are reflected as debt on our consolidated balance sheet. We remain responsible for servicing the receivables sold to the purchasing group. TRC pays floating-rate interest charges and usage fees on amounts outstanding under the trade receivables facility, if any, unused fees on the portion of unused commitments and certain other fees related to the administration of the facility and letters of credit that are issued and outstanding under the trade receivables facility.

The trade receivables facility contains representations and covenants that we consider usual and customary for arrangements of this type and nature. Trade receivables are subject to customary criteria, limits and reserves before being deemed to qualify for sale by TRC pursuant to the trade receivables facility. In addition, further purchases of qualified trade receivables under the trade receivables facility are subject to termination, and TRC may be subject to default fees, upon the occurrence of certain amortization events that are included in the receivables purchase agreement, all of which we consider to be usual and customary for arrangements of this type and nature.

As of December 31, 2018, there were no borrowings or letters of credit outstanding under the trade receivables facility as of December 31, 2018.

Commercial Paper

On February 26, 2016, we established a commercial paper program that allows us to have a maximum of $2 billion in commercial paper outstanding, with maturities up to 397 days from the date of issuance. We do not intend to make any commercial paper borrowings in excess of the unutilized capacity under our revolving credit facilities. As of December 31, 2018, we had no commercial paper borrowings outstanding.

MPC Senior Notes

As of December 31, 2018, MPC had an aggregate principal amount of $8.005 billion of senior notes outstanding, not including senior notes issued by Andeavor that remain outstanding or notes issued by MPLX and ANDX. The MPC senior notes are our direct, unsecured unsubordinated obligations of MPC. As such, they rank equally in right of payment with all of MPC’s other unsubordinated debt and are not guaranteed by any of MPC’s subsidiaries, including Andeavor, MPLX or ANDX.

Andeavor Senior Notes

As of December 31, 2018, Andeavor had an aggregate principal amount of $469 million of senior notes outstanding. The Andeavor senior notes that remain outstanding are non-recourse to MPC and its subsidiaries other than Andeavor and the subsidiaries of Andeavor that have guaranteed the Andeavor senior notes.

MPLX Revolving Credit Facility

On July 21, 2017, MPLX entered into a credit agreement with a syndicate of lenders providing for a $2.25 billion five-year bank revolving credit facility that expires in July 2022, which we refer to as the “MPLX credit facility.” The MPLX credit facility includes letter of credit issuing capacity of up to approximately $222 million and swingline loan capacity of up to $100 million. The revolving borrowing capacity may be increased by up to an additional $500 million, subject to certain conditions, including the consent of the lenders whose commitments would increase.

Borrowings under the MPLX credit facility bears interest, at MPLX’s election, at the Adjusted LIBO Rate or the Alternate Base Rate (both as defined in the MPLX credit facility) plus an applicable margin. MPLX is charged various fees and expenses in connection with the agreement, including administrative agent fees, commitment fees on the unused portion of the commitments and fees with respect to issued and outstanding letters of credit. The applicable margins to the benchmark interest rates and the commitment fees payable under the MPLX credit facility fluctuate based on changes, if any, to MPLX’s credit ratings.

The MPLX credit facility contains certain representations and warranties, affirmative and restrictive covenants and events of default that we consider to be usual and customary for an agreement of this type and nature, including a financial covenant that requires MPLX to maintain a ratio of consolidated total debt as of the end of each fiscal quarter to consolidated EBITDA for the prior four fiscal quarters of no greater than 5.0 to 1.0 (or 5.5 to 1.0 for up to two fiscal quarters following certain acquisitions). Consolidated EBITDA is subject to adjustments for certain acquisitions completed and capital projects undertaken during the relevant period. The covenants also restrict, among other things, MPLX’s ability and/or the ability of certain of its subsidiaries to incur debt, create liens on assets and enter into transactions with affiliates.

As of December 31, 2018, MPLX had no outstanding borrowings and $3 million of letters of credit outstanding under the MPLX revolving credit facility.

MPLX Senior Notes

As of December 31, 2018, MPLX had an aggregate principal amount of $13.850 billion of senior notes outstanding, including $23 million issued by subsidiaries of MPLX. The MPLX senior notes are unsecured, unsubordinated obligations of MPLX and are non-recourse to MPC and its subsidiaries other than MPLX and MPLX GP LLC, as the general partner of MPLX.

ANDX Revolving Credit Facilities

ANDX is party to a $1.1 billion revolving credit facility and a $1.0 billion dropdown credit agreement, which we refer to as the “ANDX credit facilities.” Both of the ANDX credit facilities expire in January 2021. The ANDX credit agreements are unsecured, but are guaranteed by substantially all of ANDX’s subsidiaries.

The ANDX revolving credit facility includes letter of credit issuing capacity of up to $300 million and swingline loan capacity of up to $50 million. The aggregate borrowing capacity under the ANDX credit facilities may be increased by up to an additional $500 million, in the aggregate, subject to certain conditions, including the receipt of additional lender commitments.

Borrowings under the ANDX credit agreements bear interest, at ANDX’s election, at LIBOR or a base rate plus an applicable margin. ANDX is charged various fees and expenses in connection with the agreement, including administrative agent fees, commitment fees on the unused portion of the commitments and fees with respect to issued and outstanding letters of credit. The applicable margins to the benchmark interest rates and the commitment fees payable under the ANDX credit facilities fluctuate based on changes, if any, to ANDX’s credit ratings.

The ANDX credit facilities contain certain representations and warranties, affirmative and restrictive covenants and events of default that we consider to be usual and customary for an agreement of this type, including a financial covenant that requires ANDX to maintain a consolidated leverage ratio for the prior four fiscal quarters of no greater than 5.0 to 1.0 (or 5.5 to 1.0 for up to two fiscal quarters following certain acquisitions). Consolidated EBITDA used to calculate the consolidated leverage ratio is subject to adjustments for certain acquisitions completed and capital projects undertaken during the relevant period. The covenants also restrict, among other things, ANDX’s ability and/or the ability of certain of its subsidiaries to incur debt, create liens on assets and enter into transactions with affiliates.

As of December 31, 2018, ANDX had $1,245 million of outstanding borrowings under the ANDX credit facilities.

ANDX Senior Notes

As of December 31, 2018, ANDX had an aggregate principal amount of $3.750 billion of senior notes outstanding. The ANDX senior notes are unsecured, unsubordinated obligations of ANDX and the subsidiaries that have guaranteed the ANDX senior notes and are non-recourse to MPC and its subsidiaries other than ANDX (and its subsidiary guarantors) and Tesoro Logistics GP LLC, as the general partner of ANDX.

THE EXCHANGE OFFERS

Purpose of the Exchange Offers

In connection with the offer and sale of the Original Notes, we entered into a registration rights agreement with the initial purchasers of the Original Notes. We are making the Exchange Offers to satisfy our obligations under the registration rights agreement.

Terms of the Exchange Offers

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus, Exchange Notes for an equal principal amount of Original Notes. The terms of each series of Exchange Notes are substantially identical in all material respects to those of the corresponding series of Original Notes, except that the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes will not apply to the Exchange Notes. Each series of Exchange Notes will be of the same class as the corresponding series of Original Notes. Each series of Exchange Notes will be entitled to the benefits of the Indenture under which the Original Notes were issued. See “Description of Exchange Notes.” The Exchange Offers are not conditioned upon any minimum aggregate principal amount of Original Notes of any series being tendered or accepted for exchange.

As of the date of this prospectus, $336,814,000 aggregate principal amount of Original 5.375% 2022 Senior Notes, $613,986,000 aggregate principal amount of Original 4.750% 2023 Senior Notes, $241,273,000 aggregate principal amount of Original 5.125% 2024 Senior Notes, $718,894,000 aggregate principal amount of Original 5.125% 2026 Senior Notes, $496,464,000 aggregate principal amount of Original 3.800% 2028 Senior Notes and $497,558,000 aggregate principal amount of Original 4.500% 2048 Senior Notes, were outstanding. Original Notes tendered in the Exchange Offers must be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Based on certain interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, holders of Original Notes, except any holder who is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, who exchange their Original Notes for Exchange Notes pursuant to the Exchange Offers generally may offer the Exchange Notes for resale, resell the Exchange Notes and otherwise transfer the Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of the holders’ business and such holders are not participating in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes as described in “Plan of Distribution.” In addition, to comply with the securities laws of individual jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and complied with. We have agreed, pursuant to the registration rights agreement, to file with the SEC a registration statement (of which this prospectus forms a part) with respect to the Exchange Notes. If you do not exchange Original Notes for Exchange Notes pursuant to the Exchange Offers, your Original Notes will continue to be subject to restrictions on transfer.

If any holder of the Original Notes is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offers, the holder would not be able to rely on the applicable interpretations of the SEC and would be required to comply with the registration requirements of the Securities Act, except for resales made pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act and applicable state securities laws.

Expiration Date; Extensions; Termination; Amendments

The Exchange Offers expire on the Expiration Date, which is 5:00 p.m., New York City time, on May 22, 2019 unless we, in our sole discretion, extend the period during which the Exchange Offers are open. We reserve the right to extend the Exchange Offers at any time and from time to time prior to the Expiration Date by giving written notice to The Bank of New York Mellon Trust Company, N.A., the exchange agent, and by public announcement communicated by no later than 5:00 p.m., New York City time, on the next business day following the previously scheduled Expiration Date, unless otherwise required by applicable law or regulation, by making a release to PR Newswire or other wire service. During any extension of the Exchange Offers, all Original Notes previously tendered will remain subject to the Exchange Offers and may be accepted for exchange by us.

The Exchange Date will promptly follow the Expiration Date. We expressly reserve the right to:

•

extend the Exchange Offers, delay acceptance of Original Notes due to an extension of the Exchange Offers or terminate the Exchange Offers and not permit acceptance of Original Notes not previously accepted if any of the conditions set forth under “—Conditions to the Exchange Offers” shall have occurred and shall not have been waived by us; and

•	amend the terms of the Exchange Offers in any manner, whether before or after any tender of the Original Notes.

If any termination or material amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the Original Notes as promptly as practicable. Additionally, in the event of a material amendment or change in the Exchange Offers, which would include any waiver of a material condition hereof, we will extend the offer period, if necessary, so that at least five business days remain in the Exchange Offers following notice of the material amendment or change, as applicable. Unless we terminate the Exchange Offers prior to 5:00 p.m., New York City time, on the Expiration Date, we will exchange the Exchange Notes for the tendered Original Notes promptly after the Expiration Date and will issue to the exchange agent Exchange Notes for Original Notes validly tendered, not withdrawn and accepted for exchange. Original Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after expiration or termination of the Exchange Offers. See “—Acceptance of Original Notes and Delivery of Exchange Notes.”

This prospectus and other relevant materials will be mailed by us to record holders of Original Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Original Notes.

Procedures for Tendering

To participate in the Exchange Offers, you must properly tender your Original Notes to the exchange agent as described below. We will only issue the Exchange Notes in exchange for the Original Notes that you timely and properly tender. Therefore, you should allow sufficient time to contact your broker, if applicable, to ensure timely delivery of the Original Notes, and you should follow carefully the instructions on how to tender your Original Notes. There are no letters of transmittal prepared for use in connection with the Exchange Offers. It is your responsibility to properly tender your Original Notes.

If you have any questions or need help in exchanging your Original Notes, please contact the exchange agent at the address or telephone numbers set forth below.

All of the Original Notes were issued in book-entry form, and all of the Original Notes are currently represented by global certificates registered in the name of Cede &Co., the nominee of DTC. You may tender your Original Notes only by using ATOP. The exchange agent will make a request to establish an account with respect to the Original Notes at DTC for purposes of the Exchange Offer within two business days after this prospectus is mailed or sent to holders, and any financial institution that is a participant in DTC may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender the Original Notes.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of Original Notes will be determined by us and will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, upon advice of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular Original Notes. Our interpretation of the terms and conditions of the Exchange Offers will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of the Original Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of the Original Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of the Original Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable after the Expiration Date of the Exchange Offers.

In all cases, we will issue the Exchange Notes for the Original Notes that we have accepted for exchange under the Exchange Offers only after the exchange agent receives, prior to the Expiration Date, a book-entry confirmation of such number of the Original Notes into the exchange agent’s account at DTC and a properly transmitted agent’s message.

If we do not accept any tendered Original Notes for exchange or if the Original Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Original Notes will be returned without expense to their tendering holder. Such non-exchanged Original Notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the Exchange Offers.

Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes, where those Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. See “Plan of Distribution.”

Withdrawal Rights

Original Notes tendered pursuant to the Exchange Offers may be withdrawn at any time prior to the Expiration Date.

For a withdrawal of a tender to be effective, a tendering holder may (1) withdraw its acceptance through ATOP or (2) deliver a written or facsimile transmission notice of withdrawal to the Exchange Agent prior to the Expiration Date. The withdrawal notice must:

•	specify the name of the tendering holder of Original Notes;

•	bear a description of the Original Notes to be withdrawn;

•	specify the aggregate principal amount represented by those Original Notes;

•	specify the name and number of the account at DTC to be credited with the withdrawn Original Notes; and

•

be signed by the holder of those Original Notes, including any required signature guarantees, or be accompanied by evidence satisfactory to MPC that the person withdrawing the tender has succeeded to the beneficial ownership of those Original Notes.

The signature on any notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the Original Notes have been tendered for the account of an eligible guarantor institution. An “eligible guarantor institution” is one of the following firms or other entities identified in Rule 17Ad-15 under the Exchange Act (as the terms are used in Rule 17Ad-15):

•	a bank;

•	a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.

Withdrawal of tenders of Original Notes may not be rescinded, and any Original Notes validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Exchange Offers. Validly withdrawn Original Notes may, however, be re-tendered by again following the procedures described in “—Procedures for Tendering” above prior to the Expiration Date.

For a withdrawal to be effective, a written letter, telegram, telex or facsimile transmission notice of withdrawal must be received not later than 5:00 p.m., New York City time, on the Expiration Date. Any notice of withdrawal must specify the name of such holder, the principal amount of Original Notes delivered for exchange, a statement that such holder is withdrawing such holder’s election to have such Original Notes exchanged and number of the account at DTC to be credited with withdrawn Original Notes and otherwise comply with the ATOP procedures. The exchange agent will return properly withdrawn Original Notes promptly following receipt of notice of withdrawal. Properly withdrawn Original Notes may be retendered by following the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and will be final and binding on all parties.

Acceptance of Original Notes and Delivery of Exchange Notes

Upon the terms and subject to the conditions of the Exchange Offers, the acceptance for exchange of Original Notes validly tendered and not withdrawn and the issuance of the Exchange Notes will be made on the Exchange Date. For purposes of the Exchange Offers, we will be deemed to have accepted for exchange validly tendered Original Notes when and if we have given written notice to the exchange agent. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cannot be reissued.

The exchange agent will act as agent for the tendering holders of each series of Original Notes for the purposes of receiving corresponding series of Exchange Notes from us and causing the Original Notes to be assigned, transferred and exchanged. Original Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above will be credited to an account maintained by the holder with DTC for the Original Notes, promptly after withdrawal, rejection of tender or termination of the Exchange Offers.

Conditions to the Exchange Offers

Without regard to other terms of the exchange offer, we will not be required to exchange any Exchange Notes for any Original Notes and may terminate the exchange offer before the acceptance of any outstanding notes for exchange and before the expiration of the exchange offer, if:

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer;

•

the Staff of the SEC proposes, adopts or enacts any law, statute, rule or regulation or issues any interpretation of any existing law, statute, rule or regulation that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

•

any governmental approval or approval by holders of the outstanding notes has not been obtained if we, in our reasonable judgment, deem this approval necessary for the consummation of the exchange offer.

If, in our reasonable judgment, we determine that any of these conditions are not satisfied, we may:

•

refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, or, in the case of outstanding notes tendered by book-entry transfer, credit those outstanding notes to an account maintained with DTC;

•

extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders who tendered the outstanding notes to withdraw their outstanding notes; or

•	waive unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn.

If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the waiver and the manner of disclosure of the registered holders of the outstanding notes, if the exchange offer would otherwise expire during this period.

In addition, we will not accept for exchange any Original Notes tendered, and no Exchange Notes will be issued in exchange for any Original Notes, if at such time, any stop order has been issued or is threatened with respect to the registration statement of which this prospectus forms a part, or with respect to the qualification of the Indenture, under which the Original Notes were issued under the Trust Indenture Act.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A., has been appointed as the exchange agent for the Exchange Offers. Questions relating to the procedure for tendering, as well as requests for additional copies of this prospectus, should be directed to the exchange agent addressed as follows:

By Registered Certified or Regular Mail or Overnight Courier or Hand Delivery:

The Bank of New York Mellon Trust Company, N.A., as Exchange Agent

c/o BNY Mellon

Issuer & Loan Services / CSD – Reorg

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attn: Joseph Felicia

By Facsimile Transmission (eligible institutions only):

(732) 667-9408

For Information or Confirmation by Telephone:

(315) 414-3349

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by mail, by hand or by overnight delivery service.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the Exchange Offers and we will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offers. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for actual and reasonable out-of-pocket expenses. The expenses to be incurred in connection with the Exchange Offers, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us.

No person has been authorized to give any information or to make any representations in connection with the Exchange Offers other than those contained in this prospectus. If given or made, the information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made in the Exchange Offers will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or any earlier date as of which information is given in this prospectus.

The Exchange Offers are not being made to, nor will tenders be accepted from or on behalf of, holders of Original Notes in any jurisdiction in which the making of the Exchange Offers or the acceptance would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the Exchange Offers in any jurisdiction.

Appraisal Rights

You will not have appraisal or dissenters’ rights in connection with the Exchange Offers.

Transfer Taxes

If you tender your Original Notes, you will not be obligated to pay any transfer taxes in connection with the Exchange Offers.

Income Tax Considerations

We advise you to consult your own tax advisers as to your particular circumstances and the effects of any state, local or foreign tax laws to which you may be subject.

The discussion in this prospectus is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder, in each case as in effect on the date of this prospectus, all of which are subject to change.

The exchange of an Original Note for an Exchange Note will not constitute a taxable exchange. The exchange will not result in taxable income, gain or loss being recognized by you or by us. Immediately after the exchange, you will have the same adjusted basis and holding period in each Exchange Note received as you had immediately prior to the exchange in the corresponding Original Note surrendered. See “U.S. Federal Income Tax Considerations” for more information.

Consequences of Failure to Exchange

As a consequence of the offer or sale of the Original Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, holders of Original Notes who do not exchange Original Notes for Exchange Notes in the Exchange Offers will continue to be subject to the restrictions on transfer of the Original Notes. In general, the Original Notes may not be offered or sold unless such offers and sales are registered under the Securities Act, or exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Upon completion of the Exchange Offers, due to the restrictions on transfer of the Original Notes and the absence of similar restrictions applicable to the Exchange Notes, it is highly likely that the market, if any, for Original Notes will be relatively less liquid than the market for Exchange Notes. Consequently, holders of Original Notes who do not participate in the Exchange Offers could experience significant diminution in the value of their Original Notes compared to the value of the Exchange Notes.

DESCRIPTION OF THE EXCHANGE NOTES

The Original Notes were, and the Exchange Notes will be, issued under the Indenture, dated as of February 1, 2011, as previously supplemented, which we refer to as the “Indenture,” entered into between MPC, as issuer, and The Bank of New York Mellon Trust Company, N.A., as the trustee, which we refer to as the “Trustee.” The terms of the Original Notes and the Exchange Notes include those stated in the Indenture and the form of Notes, as well as those made part of the Indenture by reference to the Trust Indenture Act. Each series of Exchange Notes, when issued, will be part of the same series of corresponding Original Notes under the Indenture. References to “the Notes” include the Original Notes and the Exchange Notes. The Original Notes constitute, and the Exchange Notes will constitute, senior debt securities issued under the Indenture.

Because this section is a summary, it does not describe every aspect of the Indenture or the Notes. This summary is subject to and qualified in its entirety by reference to all of the provisions of the Indenture, including definitions of certain terms used in the Indenture, and the Notes. You should read the Indenture and the form of Notes because they contain additional information and they, and not this description, define your rights as a holder of the Notes. Additionally, copies of the Indenture and forms of the Notes are available without charge upon request to us at the address provided under “Where You Can Find More Information.” For purposes of this section, references to “Marathon Petroleum Corporation,” “MPC,” “we,” “us” or “our” include only MPC and not any of its subsidiaries.

General

We will initially issue up to $336,814,000 aggregate principal amount of the Exchange 5.375% 2022 Senior Notes, up to $613,986,000 aggregate principal amount of the Exchange 4.750% 2023 Senior Notes, up to $241,273,000 aggregate principal amount of the Exchange 5.125% 2024 Senior Notes, up to $718,894,000 aggregate principal amount of the Exchange 5.125% 2026 Senior Notes, up to $496,464,000 aggregate principal amount of the Exchange 3.800% 2028 Senior Notes and up to $497,558,000 aggregate principal amount of the Exchange 4.500% 2048 Senior Notes.

The Exchange 5.375% 2022 Senior Notes will mature on October 1, 2022. The Exchange 4.750% 2023 Senior Notes will mature on December 15, 2023. The Exchange 5.125% 2024 Senior Notes will mature on April 1, 2024. The Exchange 5.125% 2026 Senior Notes will mature on December 15, 2026. The Exchange 3.800% 2028 Senior Notes will mature on April 1, 2028. The Exchange 4.500% 2048 Senior Notes will mature on April 1, 2048.

The Exchange 5.375% 2022 Senior Notes will accrue interest at a rate per annum equal to 5.375% payable semi-annually in arrears on April 1 and October 1 of each year commencing on October 1, 2019, to the persons in whose names the Exchange 5.375% 2022 Senior Notes are registered at the close of business on March 15 and September 15, respectively, preceding the interest payment date. Interest on the Exchange 5.375% 2022 Senior Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

The Exchange 4.750% 2023 Senior Notes will accrue interest at a rate per annum equal to 4.750% payable semi-annually in arrears on June 15 and December 15 of each year commencing on June 15, 2019 (if the Settlement Date occurs before that date and otherwise on December 15, 2019) to the persons in whose names the Exchange 4.750% 2023 Senior Notes are registered at the close of business on June 1 and December 1, respectively, preceding the interest payment date. Interest on the Exchange 4.750% 2023 Senior Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

The Exchange 5.125% 2024 Senior Notes will accrue interest at a rate per annum equal to 5.125% payable semi-annually in arrears on April 1 and October 1 of each year commencing on October 1, 2019, to the persons in whose names the Exchange 5.125% 2024 Senior Notes are registered at the close of business on March 15 and September 15, respectively, preceding the interest payment date. Interest on the Exchange 5.125% 2024 Senior Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

The Exchange 5.125% 2026 Senior Notes will accrue interest at a rate per annum equal to 5.125% payable semi-annually in arrears on June 15 and December 15 of each year commencing on June 15, 2019 (if the Settlement Date occurs before that date and otherwise on December 15, 2019), to the persons in whose names the Exchange 5.125% 2026 Senior Notes are registered at the close of business on June 1 and December 1, respectively, preceding the interest payment date. Interest on the Exchange 5.125% 2026 Senior Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

The Exchange 3.800% 2028 Senior Notes will accrue interest at a rate per annum equal to 3.800% payable semi-annually in arrears on April 1 and October 1 of each year commencing on October 1, 2019, to the persons in whose names the Exchange 3.800% 2028 Senior Notes are registered at the close of business on March 15 and September 15, respectively, preceding the interest payment date. Interest on the Exchange 3.800% 2028 Senior Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

The Exchange 4.500% 2048 Senior Notes will accrue interest at a rate per annum equal to 4.500% payable semi-annually in arrears on April 1 and October 1 of each year commencing on October 1, 2019, to the persons in whose names the Exchange 4.500% 2048 Senior Notes are registered at the close of business on March 15 and September 15, respectively, preceding the interest payment date. Interest on the Exchange 4.500% 2048 Senior Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

Interest on each series of Exchange Notes will accrue from the last interest payment date on which interest was paid or duly provided for with respect to the applicable series of Original Notes, or, if no interest has been paid or duly provided for, from the date of their original issuance.

If any interest payment date, stated maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day and no interest will accrue for the period from and after such interest payment date, stated maturity date or redemption date.

The Exchange Notes will be issued in fully registered form only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

We may, without the consent of the holders, increase the principal amount of any series of Notes in the future, on the same terms and conditions, other than the public offering price, original interest accrual date and initial interest payment date, and with the same CUSIP number as such series of Notes. We will not issue any such additional notes of any series unless the additional notes are fungible with the series of Notes being offered for exchange hereby for U.S. federal income tax purposes. The Notes and any additional new notes of such series subsequently issued under the Indenture will be treated as a single series or class for all purposes under the Indenture, including, without limitation, waivers, amendments and redemptions.

The Indenture does not limit the amount of unsecured debt that we or any of our subsidiaries may issue. We may issue additional debt securities under the Indenture from time to time in one or more series, each in an amount authorized prior to issuance. Other than the restrictions contained in the Indenture on liens and sale/leaseback transactions described below under “—Certain Covenants,” the Indenture does not contain any covenants or other provisions designed to protect holders of the debt securities in the event that we participate in a highly leveraged transaction. In addition, the Indenture does not limit our ability to guarantee any indebtedness of our subsidiaries or any other person.

Optional Redemption

5.375% 2022 Notes

The 5.375% 2022 Notes will be redeemable in whole at any time or in part from time to time, at our option, prior to their maturity date at the redemption prices (expressed as percentages of principal amount of the 5.375% 2022 Notes to be redeemed) set forth below plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the date of redemption, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 1 of each of the years indicated below:

Year	Percentage
2018	101.792%
2019	100.896%
2020 and thereafter	100.000%

5.125% 2024 Notes

On or after April 1, 2019, the 5.125% 2024 Notes will be redeemable in whole at any time or in part from time to time, at our option, prior to their maturity date at the redemption prices (expressed as percentages of principal amount of the 5.125% 2024 Notes to be redeemed) set forth below plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the date of redemption, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on April 1 of each of the years indicated below:

Year	Percentage
2019	102.563%
2020	101.708%
2021	100.854%
2022 and thereafter	100.000%

Remaining Notes

Except as otherwise described below, the Notes of the following series will be redeemable in whole at any time or in part from time to time, at our option, prior to their maturity date, in the case of the 4.750% 2023 Notes, prior to October 15, 2023 (two months prior to their maturity date), in the case of the 5.125% 2026 Notes, prior to September 15, 2026 (three months prior to their maturity date), in the case of the 3.800% 2028 Notes, prior to January 1, 2028 (three months prior to their maturity date) and, in the case of the 4.500% 2048 Notes, prior to October 1, 2047 (six months prior to their maturity date), at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes of that series to be redeemed; or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the Notes of that series to be redeemed (exclusive of interest accrued to the date of redemption and assuming the Notes matured on the applicable date set forth below on or after which the Notes could be redeemed for 100% of the principal amount plus accrued and unpaid interest) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then-current Treasury Rate plus 50 basis points for the 4.750% 2023 Notes, 50 basis points for the 5.125% 2026 Notes, 25 basis points for the 3.800% 2028 Notes and 30 basis points for the 4.500% 2048 Notes.

In each case, we will also pay accrued and unpaid interest on the principal amount being redeemed to, but not including, the date of redemption.

If the 4.750% 2023 Notes are redeemed on or after October 15, 2023 (two months prior to their maturity date), we will pay a redemption price equal to 100% of the principal amount of the 4.750% 2023 Notes redeemed. If the 5.125% 2026 Notes are redeemed on or after September 15, 2026 (three months prior to their maturity date), we will pay a redemption price equal to 100% of the principal amount of the 5.125% 2026 Notes redeemed. If the 3.800% 2028 Notes are redeemed on or after January 1, 2028 (three months prior to their maturity date), we will pay a redemption price equal to 100% of the principal amount of the 3.800% 2028 Notes redeemed. If the 4.500% 2048 Notes are redeemed on or after October 1, 2047 (six months prior to their maturity date), we will pay a redemption price equal to 100% of the principal amount of the 4.500% 2048 Notes redeemed.

In each case, we will also pay accrued and unpaid interest on the principal amount being redeemed to, but not including, the date of redemption.

For purposes of the foregoing discussion of optional redemption, the following definitions are applicable:

“Business Day” means any Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York, New York or Findlay, Ohio are authorized or obligated by law or executive order to close.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term, which we refer to as the “Remaining Life,” of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average, as determined by us, of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if we obtain fewer than six such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc. and RBC Capital Markets, LLC and two additional dealers in U.S. Government securities selected by us, each of which we refer to as a “Primary Treasury Dealer,” and their respective successors that we specify from time to time; provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the Notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

Notice and Selection

Notice of redemption will be transmitted at least 30 but not more than 60 days before the redemption date to each holder of record of the Notes to be redeemed. The notice of redemption for the Notes will state, among other things, the series and amount of Notes to be redeemed, the redemption date, the redemption price (or the method of calculating the redemption price) and the place or places that payment will be made upon presentation and surrender of Notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the redemption date. If fewer than all of the Notes of a series are to be redeemed at any time, the trustee will select, not more than 45 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding Notes not previously called by such method as the trustee deems fair and appropriate.

Open Market Purchases

MPC or any of its affiliates may at any time and from time to time purchase the Notes in the open market or otherwise.

Sinking Fund

There is no provision for a sinking fund for the Notes.

Ranking

The Notes will be unsecured and unsubordinated obligations of MPC and will rank equally with all other existing and future unsecured and unsubordinated indebtedness of MPC, but will be effectively junior to MPC’s secured indebtedness, if any. The Notes will not be the obligations of or recourse to any of MPC’s subsidiaries, including Andeavor, MPLX and ANDX, and will be effectively subordinated to all indebtedness and other obligations of MPC’s subsidiaries.

MPC is a holding company and derives substantially all of its operating income from, and holds substantially all of its assets through, its subsidiaries. As a result, it depends on distributions of cash flow and earnings from its subsidiaries in order to meet its payment obligations under the Notes and its other debt obligations. These subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on such debt securities, including the Notes, or to provide MPC with funds for its payment obligations, whether by dividends, distributions, loans or otherwise. As a result, the Notes will be structurally subordinated to the liabilities of MPC’s subsidiaries, including trade payables. In addition, provisions of applicable law, such as those limiting the legal sources of dividends or distributions, could limit the ability of such subsidiaries to make dividends or other distributions to MPC and such subsidiaries could agree to contractual restrictions on their ability to make dividends or distributions.

As of December 31, 2018, our consolidated subsidiaries had approximately $19.975 billion of indebtedness (including capital lease obligations) outstanding. Our consolidated indebtedness, as of December 31, 2018, was $27.980 billion.

Guarantees

None of our subsidiaries will guarantee our obligations under the Notes.

Certain Covenants

Creation of Certain Liens

The Indenture provides that if MPC or any subsidiary of MPC mortgages or encumbers as security for money borrowed any crude oil refinery that (1) is located in the United States and (2) is determined to be a principal property by MPC’s board of directors in its discretion, MPC will, or will cause such subsidiary to, secure each series of notes and all other debt securities issued under the indenture equally and ratably with all obligations secured by the mortgage then being given. This covenant will not apply in the case of any mortgage:

•	existing on the date of the Indenture;

•	incurred in connection with the acquisition or construction of any property;

•	previously existing on acquired property or existing on the property of any entity when it becomes a subsidiary of MPC;

•

in favor of the United States, any state, or any agency, department, political subdivision or other instrumentality of either, to secure payments to MPC under the provisions of any contract or statute;

•

in favor of the United States, any state, or any agency, department, political subdivision or other instrumentality of either, to secure borrowings for the purchase or construction of the property mortgaged;

•	to secure the cost of the repair, construction, improvement or alteration of all or part of a principal property;

•	on various facilities, equipment and personal property located at or on a principal property;

•	arising in connection with the sale of accounts receivable resulting from the sale of refined products or inventory; or

•	that is a renewal of or substitution for any mortgage permitted under any of the provisions described in the preceding clauses.

In addition, MPC may, and may permit its subsidiaries to, grant mortgages or incur liens on property covered by the restriction described above as long as the net book value of the property so encumbered, together with all property subject to the restriction on sale and leaseback transactions described below, does not, at the time such mortgage or lien is granted, exceed 15% of MPC’s “Consolidated Net Tangible Assets,” which the Indenture defines to mean the aggregate value of all assets of MPC and its subsidiaries after deducting:

•	all current liabilities, excluding all long-term debt due within one year;

•	all investments in unconsolidated subsidiaries and all investments accounted for on the equity basis; and

•	all goodwill, patents and trademarks, unamortized debt discount and other similar intangibles;

all determined in conformity with generally accepted accounting principles and calculated on a basis consistent with our most recent audited consolidated financial statements.

Limitations on Certain Sale and Leaseback Transactions

The Indenture provides that MPC and its subsidiaries are generally prohibited from selling and leasing back the principal properties described above under “—Creation of Certain Liens.” However, this covenant will not apply if:

•	the lease is an intercompany lease between MPC and one of its subsidiaries or between any of MPC’s subsidiaries;

•	the lease is for a temporary period by the end of which it is intended that the use of the leased property will be discontinued;

•

MPC or a subsidiary of MPC could mortgage the property without equally and ratably securing the Notes and other series of debt securities issued under the Indenture under the covenant described above under the caption “—Creation of Certain Liens”; or

•

MPC promptly informs the Trustee of the sale, the net proceeds of the sale are at least equal to the fair value of the property and within 180 days of the sale the net proceeds are applied to the retirement or in-substance defeasance of our funded debt (subject to reduction, under circumstances the Indenture specify).

As of the date of this prospectus, neither MPC nor any subsidiary of MPC has any property that MPC’s board of directors has determined to be a principal property.

Merger, Consolidation and Sale of Assets

The Indenture provides that MPC may not merge or consolidate with any other entity, or sell or convey all or substantially all its assets except as follows:

•

MPC is the continuing corporation or the successor entity if other than MPC is a corporation or other entity organized under the laws of the United States or any state thereof that expressly assumes the obligations of MPC under the Indenture and the Notes; and

•

immediately after the merger, consolidation, sale or conveyance, MPC or the successor entity (if other than MPC) shall not be in default under the indenture and no event of default under the Indenture shall have occurred and be continuing.

On the assumption by the successor of the obligations under the Indenture, the successor will be substituted for MPC, and MPC will be relieved of any further obligation under the Indenture and the Notes.

The Indenture define “substantially all of its assets” as a portion of the non-current assets reflected in MPC’s consolidated balance sheet as of the end of the most recent quarterly period that represents at least 66 2/3% of the total reported value of such assets.

Events of Default

The Indenture defines an event of default with respect to any series of Notes as being:

(1) MPC’s failure to pay interest on that series of Notes when due, continuing for 30 days;

(2) MPC’s failure to pay the principal of or premium on that series of Notes when due and payable;

(3) MPC’s failure to perform under any other covenant or warranty applicable to that series of Notes and not specifically dealt with in the definition of “event of default” for a period of 90 days after written notice to MPC of that failure as provided in the Indenture; or

(4) specified events of bankruptcy, insolvency or reorganization of MPC.

The Trustee is required to give holders of the particular series of Notes written notice of a default with respect to that series as provided by the Trust Indenture Act. In the case of any default of the character described above in clause (3) of the immediately preceding paragraph, no such notice to holders must be given until at least 60 days after the occurrence of that default.

MPC is required annually to deliver to the Trustee a certificate stating whether or not the signers have any knowledge of any default by MPC in its performance and observance of any terms, provisions and conditions of the Indenture.

In case an event of default (other than an event of default involving an event of bankruptcy, insolvency or reorganization of MPC) shall occur and be continuing with respect to the Notes of any series, the Trustee or the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding may declare the principal amount of such series of notes to be due and payable. If an event of default relating to any event of bankruptcy, insolvency or reorganization of MPC occurs, the principal of all the Notes then outstanding will become immediately due and payable without any action on the part of the Trustee or any holder.

The holders of a majority in aggregate principal amount of the Notes of any series affected by the default may in some cases rescind this accelerated payment requirement in relation to that series. Depending on the terms of our other indebtedness, an event of default may give rise to cross defaults on our other indebtedness.

Any past default with respect to a series of Notes may be waived on behalf of all holders of that series of Notes by at least a majority in aggregate principal amount of the holders of the outstanding Notes of that series, except a default:

•	in the payment of principal of or any premium or interest on that series of Notes; or

•	respecting a covenant or provision that cannot be modified without the consent of each holder of outstanding Notes affected thereby.

Any default that is so waived will cease to exist and any event of default arising from that default will be deemed to be cured for every purpose under the Indenture, but no such waiver will extend to any subsequent or other default or impair any right arising from a subsequent or other default. In addition, once a default or event of default is cured, it ceases to exist.

A holder of a series of Notes will be able to pursue any remedy under the indenture only if:

•	the holder has given prior written notice to the Trustee of a continuing event of default with respect to the Notes of that series;

•

the holders of at least 25% in aggregate principal amount of the outstanding Notes of that series have made a written request to the Trustee to institute proceedings with respect to the event of default;

•	the holders making the request have offered the Trustee indemnity reasonably satisfactory to the Trustee against costs, expenses and liabilities to be incurred in compliance with the request;

•	the Trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute any such proceeding; and

•	during that 60-day period, the holders of a majority in aggregate principal amount of the Notes of that series do not give the Trustee a direction inconsistent with the request.

Holders of Notes, however, are entitled at any time to bring a lawsuit for the payment of principal and interest due on their Notes on or after its due date. It is intended that rights provided for holders of a series of the Notes under the Indenture are for the equal and ratable benefit of all holders of the Notes of the same series.

Modification of the Indenture

MPC and the Trustee may modify the Indenture or any supplemental indenture without the consent of any holders of the Notes for one or more of the following purposes:

•	to evidence the succession of another person to MPC;

•	to add to covenants for the benefit of the holders of Notes or to surrender any right or power conferred on MPC by the indenture;

•	to add additional events of default for the benefit of holders of all or any series of Notes;

•	to add or change provisions of the Indenture to allow the issuance of debt securities in other forms;

•	to add to, change or eliminate any of the provisions of the Indenture respecting one or more series of Notes under conditions the Indenture specifies;

•	to secure the Notes under the requirements of the Indenture or to otherwise provide any security for, or add any guarantees of or additional obligors on the Notes of any series;

•	to supplement the Indenture as necessary to permit or facilitate the defeasance and discharge of a particular series of Notes under conditions the Indenture specifies;

•	to evidence the appointment of a successor trustee; or

•

to cure any ambiguity or to correct or supplement any provision of the Indenture that may be defective or inconsistent with any other provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture as shall not adversely affect the interests of the holders of a particular series of Notes in any material respect.

MPC and the Trustee may otherwise modify the Indenture or any supplemental indenture with the written consent of the holders of not less than a majority in aggregate principal amount of each series of Notes affected. However, without the consent of the holder of each outstanding Note affected, no modification may:

•	change the fixed maturity or reduce the principal amount, reduce the rate or extend the time of payment of any premium or interest thereon, or change the currency in which the Notes are payable; or

•	reduce the percentage of Notes required for consent to any such modification or supplemental indenture.

Defeasance

Under certain circumstances, we will be deemed to have discharged the entire indebtedness on all of an outstanding series of Notes by defeasance.

The Indenture will be satisfied and discharged with respect to a particular series of Notes if:

•	MPC delivers to the Trustee all of such series of Notes then outstanding for cancellation; or

•

all of such series of Notes have become due and payable or are to become due and payable within one year or are to be called for redemption within one year and MPC deposits an amount of cash or government obligations sufficient to pay the principal of and premium, if any, and interest on those Notes to the date of maturity or redemption.

In addition to the right of discharge described above, we may deposit with the Trustee funds or government securities sufficient to make payments on a particular series of Notes on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the Notes of that series, which we refer to as “legal defeasance”; or

•

we will no longer have any obligation to comply with the restrictive covenants under the Indenture, and the related events of default will no longer apply to us, but some of our other obligations under such Indenture and the Notes of that series, including our obligation to make payments on those Notes, will survive, which we refer to as “covenant defeasance.”

If we defease a series of Notes, the holders of the Notes of the series affected will not be entitled to the benefits of the Indenture, except for our obligations to:

•	register the transfer or exchange of Notes;

•	replace mutilated, destroyed, lost or stolen Notes; and

•	maintain paying agencies and hold moneys for payment in trust.

As a condition to either legal defeasance or covenant defeasance, we must deliver to the Trustee an opinion of counsel stating that the holders of the particular series of Notes will not recognize income gain or loss for U.S. federal income tax purposes as a result of the action and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same time as would have been the case if such action had not occurred. In the case of legal defeasance, that opinion of counsel must be based upon a ruling from the Internal Revenue Service or a change in applicable U.S. federal income tax law to that effect.

Governing Law

New York law will governs the Indenture and the Notes.

The Trustee

The Bank of New York Mellon Trust Company, N.A. will be the trustee under the Indenture. The Bank of New York Mellon Trust Company, N.A. and its affiliates perform certain commercial banking services for some of our affiliates and act as the trustee under the indenture governing MPLX’s senior notes, for which they receive customary fees. If an event of default occurs and is continuing under any Indenture, the Trustee must use the degree of care and skill of a prudent person in the conduct of his own affairs.

Subject to the provisions of the Indenture, the Trustee will become obligated to exercise any of its powers under the Indenture at the request of any of the holders of any Notes only after those holders have offered the Trustee indemnity reasonably satisfactory to it. The Indenture limits the right of the Trustee, if it is one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The Trustee may engage in other transactions with us. If, after the occurrence of a default under the Indenture, it acquires any conflicting interest within the meaning of the Trust Indenture Act, however, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

Book-Entry; Delivery and Form

Except as set forth below, the Exchange Notes will be issued in registered global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess of that amount. The Exchange Notes will initially be represented by one or more fully registered global notes, which we refer to collectively as the “global notes.” Each such global note will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company, which we refer to as “DTC,” in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and the transfers of interests in the global notes. The Exchange Notes will be issued only in the form of definitive global securities that will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until they are exchanged in whole or in part for notes in definitive form under the limited circumstances described below, a global note may not be transferred except as a whole (1) by DTC to a nominee, (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Exchange Notes through the accounts that each of these systems maintain as participants in DTC.

Ownership of beneficial interests in the global notes will be limited to persons that have accounts with DTC for such global notes, who we refer to as “participants,” or persons that may hold interests through participants. Upon the issuance of the global notes, DTC will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the Exchange Notes represented by such global notes beneficially owned by such participants.

Ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants). Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in the global notes, except in the event that use of the book-entry system for the global notes is discontinued. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the global notes.

So long as DTC or its nominee is the registered owner of the global notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such global notes for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the global notes will not be entitled to have notes represented by such global notes registered in their names, will not receive or be entitled to receive physical delivery of such Exchange Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the global notes must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in any of the global notes desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or to take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the global notes, such as redemptions, tenders, defaults, and proposed amendments to the Exchange Note documents. Beneficial owners may ascertain that the nominee holding the global notes for their benefit has agreed to obtain and transmit notices to beneficial owners or beneficial owners may provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Principal and interest payments on interests represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner of such global notes. None of MPC, the Trustee any other agent of MPC or agent of the Trustee will have any responsibility or liability for any facet of the records relating to or payments made on account of beneficial ownership of interests. We expect that DTC, upon receipt of any payment of principal or interest in respect of the global notes, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in such global notes as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

If DTC is at any time unwilling or unable to continue as depository for the global notes of any series, and we fail to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, we will issue Exchange Notes of that series in definitive form in exchange for the global notes. Any Exchange Notes issued in definitive form in exchange for such global notes will be registered in such name or names, and will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the global notes.

DTC has advised us that DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) directly or indirectly own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Same-Day Settlement and Payment

All payments of principal and interest on the Exchange Notes will be made by MPC in immediately available funds. The Exchange Notes will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Exchange Notes will therefore be required by DTC to settle in immediately available funds.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the exchange of unregistered Original Notes for registered Exchange Notes pursuant to the Exchange Offers, but does not purport to be a complete analysis of all the potential tax considerations relating to the Exchange Offers. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or different interpretations. We have not sought and will not seek any rulings from the Internal Revenue Service, or the IRS, with respect to the statements made in this summary, and there can be no assurance that the IRS will not take a position contrary to these statements or that a contrary position taken by the IRS would not be sustained by a court. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as banks and certain other financial institutions, partnerships and other pass-through entities, regulated investment companies, real estate investment trusts, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, U.S. holders whose functional currency is not the U.S. dollar, holders subject to alternative minimum tax, tax-exempt organizations, tax deferred or other retirement accounts and persons holding the Exchange Notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or the effects of any other U.S. federal tax laws, including the gift and estate tax and the Medicare tax.

The exchange of an Original Note for an Exchange Note pursuant to the Exchange Offers (described under “Exchange Offers”) will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, you will not recognize any taxable gain or loss upon the receipt of an Exchange Note pursuant to the Exchange Offers, your holding period for an Exchange Note will include the holding period of the Original Note exchanged therefor, your adjusted tax basis in an Exchange Note will be the same as the adjusted tax basis in the Original Note immediately before such exchange, and all of the U.S. federal income tax considerations associated with owning an Original Note will continue to apply to the Exchange Note received in exchange therefor.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE EXCHANGE OFFERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN ERISA CONSIDERATIONS

The following summary regarding certain aspects of the Employee Retirement Income Security Act of 1974, as amended, or “ERISA,” and the Code is based on ERISA and the Code, judicial decisions and United States Department of Labor and IRS regulations and rulings that are in existence on the date of this prospectus. This summary is general in nature and does not address every issue pertaining to ERISA or the Code that may be applicable to us, the Exchange Notes or a particular investor. Accordingly, each prospective investor should consult with his, her or its own counsel in order to understand the issues relating to ERISA and the Code that affect or may affect the investor with respect to this investment.

ERISA and the Code impose certain requirements on employee benefit plans that are subject to Title I of ERISA and plans subject to Section 4975 of the Code (each such employee benefit plan or plan, a “Plan”), on entities whose underlying assets include plan assets by reason of a Plan’s investment in such entities and on those persons who are “fiduciaries” as defined in Section 3(21) of ERISA and Section 4975 of the Code with respect to Plans. In considering an investment of the assets of a Plan subject to Part 4 of Subtitle B of Title I of ERISA in the Exchange Notes, a fiduciary must, among other things, discharge its duties solely in the interest of the participants of such Plan and their beneficiaries and for the exclusive purpose of providing benefits to such participants and beneficiaries and defraying reasonable expenses of administering the Plan. A fiduciary must act prudently and must diversify the investments of a Plan subject to Part 4 of Subtitle B of Title I of ERISA so as to minimize the risk of large losses, as well as discharge its duties in accordance with the documents and instruments governing such Plan. In addition, ERISA generally requires fiduciaries to hold all assets of a Plan subject to Part 4 of Subtitle B of Title I of ERISA in trust and to maintain the indicia of ownership of such assets within the jurisdiction of the district courts of the United States. A fiduciary of a Plan subject to Part 4 of Subtitle B of Title I of ERISA should consider whether an investment in the Exchange Notes satisfies these requirements.

An investor who is considering acquiring the Exchange Notes with the assets of a Plan must consider whether the acquisition and holding of the Exchange Notes will constitute or result in a non-exempt prohibited transaction. Section 406(a) of ERISA and Sections 4975(c)(1)(A), (B), (C) and (D) of the Code prohibit certain transactions that involve a Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975(e)(2) of the Code with respect to such Plan. Examples of such prohibited transactions include, but are not limited to, sales or exchanges of property (such as the Exchange Notes) or extensions of credit between a Plan and a party in interest or disqualified person. Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code generally prohibit a fiduciary with respect to a Plan from dealing with the assets of the Plan for its own benefit (for example when a fiduciary of a Plan uses its position to cause the Plan to make investments in connection with which the fiduciary (or a party related to the fiduciary) receives a fee or other consideration).

ERISA and the Code contain certain exemptions from the prohibited transactions described above, and the Department of Labor has issued several exemptions, although certain exemptions do not provide relief from the prohibitions on self-dealing contained in Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code. Exemptions include Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code pertaining to certain transactions with non-fiduciary service providers; Department of Labor Prohibited Transaction Class Exemption (“PTCE”) 95-60, applicable to transactions involving insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 84-14, regarding investments effected by a qualified professional asset manager; and PTCE 96-23, regarding investments effected by an in-house asset manager. There can be no assurance that any of these exemptions will be available with respect to the acquisition of the Exchange Notes. Under Section 4975 of the Code, excise taxes are imposed on disqualified persons who participate in non-exempt prohibited transactions (other than a fiduciary acting only as such) and such transactions may have to be rescinded.

As a general rule, a governmental plan, as defined in Section 3(32) of ERISA (each, a “Governmental Plan”), a church plan, as defined in Section 3(33) of ERISA, that has not made an election under Section 410(d) of the Code (each, a “Church Plan”) and a plan maintained outside the United States primarily for the benefit of persons substantially all of whom are nonresident aliens (each, a “non-U.S. Plan”) are not subject to Title I of ERISA or Section 4975 of the Code. Accordingly, assets of such plans may be invested without regard to the fiduciary and prohibited transaction considerations described above. Although a Governmental Plan, a Church Plan or a non-U.S. Plan is not subject to Title I of ERISA or Section 4975 of the Code, it may be subject to other United States federal, state or local laws or non-U.S. laws that regulate its investments (a “Similar Law”). A fiduciary of a Government Plan, a Church Plan or a non-U.S. Plan should consider whether investing in the Exchange Notes satisfies the requirements, if any, under any applicable Similar Law.

The Exchange Notes may be acquired by a Plan, a Governmental Plan, a Church Plan, a non-U.S. Plan or an entity whose underlying assets include the assets of a Plan, but only if the acquisition will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of Similar Law. Therefore, any investor in the Exchange Notes will be deemed to represent and warrant to us and the Trustee that (1)(a) it is not (i) a Plan, (ii) a Governmental Plan, (iii) a Church Plan, (iv) a non-U.S. Plan or (v) an entity whose underlying assets include the assets of a Plan, (b) it is a Plan or an entity whose underlying assets include the assets of a Plan and the acquisition and holding of the Exchange Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or (c) it is a Governmental Plan, a Church Plan, a non-U.S. Plan or an entity whose underlying assets include the assets of a Governmental Plan, a Church Plan or a non-U.S. Plan that is not subject to (i) ERISA, (ii) Section 4975 of the Code or (iii) any Similar Law that prohibits or imposes excise or penalty taxes on the acquisition or holding of the Exchange Notes; and (2) it will notify us and the Trustee immediately if, at any time, it is no longer able to make the representations contained in clause (1) above. Any purported transfer of the Exchange Notes to a transferee that does not comply with the foregoing requirements shall be null and void ab initio.

This offer is not a representation by us that an acquisition of the Exchange Notes meets any or all legal requirements applicable to investments by Plans, Governmental Plans, Church Plans, non-U.S. Plans or entities whose underlying assets include the assets of a Plan or that such an investment is appropriate for any particular Plan, Governmental Plan, Church Plan, non-U.S. Plan or entity whose underlying assets include the assets of a Plan.

PLAN OF DISTRIBUTION

Any broker-dealer that holds Original Notes that were acquired for its own account as a result of market-making activities or other trading activities (other than Original Notes acquired directly from us) and that will be a beneficial owner (as defined in Rule 13d-3 under the Securities Act) of Exchange Notes to be received by such broker-dealer in the Exchange Offers, may exchange such Original Notes pursuant to the Exchange Offers. Any such broker-dealer, however, may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of Exchange Notes received by such broker-dealer in the Exchange Offers. Such prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account in the Exchange Offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from these broker-dealers and/or the purchasers of Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account in the Exchange Offers and any broker-dealer that participates in a distribution of the Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. By delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the Exchange Offers, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the Original Notes, including any broker-dealers, against certain liabilities incurred in connection with the Exchange Offers, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the Exchange Offers will be passed upon for us by Jones Day.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Andeavor business the registrant acquired during 2018) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Andeavor appearing in Andeavor’s Annual Report (Form 10-K) for the year ended December 31, 2017 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.